Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

March 15, 2010

Pamela A. Long Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4631 Washington, D.C. 20549

Re:	China Ceramics Co., Ltd. Form F-1 filed February 8, 2010 File No.: 333-164784

Dear Ms. Long:

On behalf of our client, China Ceramics Co. Ltd. (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s Amended Registration Statement on Form F-1/A (the “Registration Statement”). The Company is also furnishing the Commission’s staff (the “Staff”) with four marked courtesy copies of the Registration Statement. The Registration Statement responds to the comments set forth in the Staff’s letter dated March 3, 2010 (the “Staff’s Letter”).

We have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Registration Statement.

General

1. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C under the Securities Act of 1933, as amended. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Pamela A. Long March 15, 2010 Page 2

In connection with the determination of whether the offering is actually a primary offering, Question 612.09 of the Compliance and Disclosure Interpretations of the Securities Act Rules (the “Question”) provides, in part, the following:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

This can be divided into six items that should be considered when making a determination of whether a primary offering is being conducted:

1.
How long the selling shareholders have held the shares. Other than Dorset Management Corporation, all of the shares owned by the selling shareholders are subject to a lock-up period of one-year  after the business combination pursuant to which China Ceramics acquired all of the outstanding securities of Success Winner Limited in November 2009 (except for 537,010 shares which are only locked up for six months from the date of the business combination).  In fact, certain of the selling shareholders acquired their shares prior to the 2007 initial public offering of China Holdings Acquisition Corp., a predecessor entity of the Company.  Such lock-up periods are disclosed on pages 79-80 of the Registration Statement.  In addition, the warrants (the underlying shares of which are being registered for resale by the selling shareholders) have been held by the pre-initial public offering shareholders since 2007.  The one year holding period is longer than the 6 month holding period required under Rule 144 promulgated under the Securities Act of 1933, as amended, for an affiliate of a publicly reporting operating company to be able to rely on the safe harbor of that rule.  It is also equal to the 1 year holding period required for the stockholders of a company that was formerly a blank-check company to make use of Rule 144’s safe harbor. Of the shares owned by Dorset Management Corporation, 1,000,000 have been owned since the initial public offering of China Holdings Acquisition Corp.  Since the vast majority of the shares being registered will be held for at least a year prior to their being able to be sold, this factor does not weigh in favor of the sale of his shares being a primary offering.

2.
The circumstances under which they received them.  Except for Dorset Management Corporation, all of the selling shareholders acquired the shares being registered for resale or the related warrants (i) in connection with the business combination pursuant to which China Ceramics acquired all of the outstanding securities of Success Winner Limited in November 2009, and (ii) prior to the initial public offering of China Holdings Acquisition Corp.  Of the shares owned by Dorset Management Corporation, 1,000,000 were acquired by Dorset in the initial public offering of China Holdings Acquisition Corp. and 350,000 were acquired pursuant to the transactions described in Note 24 to the selling shareholder table in the Registration Statement.  These shares either were or will be held for an extended period of time before they are sold.  In addition, the shares issued in the business combination were not issued for cash and the pre-initial public offering shares were issued for nominal consideration.  Such shareholders did not have an intention to distribute the shares when they were acquired, as is evidenced by the lock-up agreement that the shareholders entered into.  Although the warrants and underlying shares are not subject to lock-up agreements, the warrants were issued to the selling shareholders for $1.00 per share and have been held by the owners of such warrants for over two years.  Therefore, this factor does not weigh in favor of the sale of the shares being a primary offering.

Pamela A. Long March 15, 2010 Page 3

3.	Their relationship to the issuer. Many of the selling shareholders are affiliates of the issuer. This weighs in favor of the sale of the shares being considered a primary offering.

4.
The amount of shares involved.  The number of securities being registered is large as compared to the issued and outstanding shares of the company, so this weighs in favor of the sale of the shares being considered a primary offering.

5.
Whether the sellers are in the business of underwriting securities.  The selling shareholders are not in the business of underwriting securities.  Therefore, this factor weighs against the sale of the shares being considered a primary offering.

6.
Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.  The selling shareholders should not be considered a conduit for the Company in connection with the sale of the shares because all of the securities being sold, other than a portion of those held by Dorset Management Corporation, will have been held for at least a year prior to their being sold; the Company will not receive any cash for the sale of the shares (though it would receive cash upon exercise of the warrants, the underlying shares of which are being registered); and the warrants owned by the selling shareholders will have been held for over two years.  Therefore, this factor weighs against the sale of the shares being considered a primary offering.

Based on the foregoing, only two out of the six factors specified in the Question indicate that the sale of the shares should be considered a primary offering.  Therefore, the sale of shares by the selling shareholders should not be considered a primary offering.

Prospectus Cover Page

2.           Please remove the disclaimer in the last sentence of the third paragraph on page i. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

Pamela A. Long March 15, 2010 Page 4

The third paragraph on page (i) has been deleted in accordance with the Staff’s comments.

Prospectus Summary, page 1  The Offering, page 3

3.           Please clarify how you determined the number of outstanding shares to be 8,950,171. In this regard, we note that the legal opinion filed as exhibit 5.1 appears to suggest that you have 16,529,083 shares outstanding.

The number “16,529,083” included in the opinion of Harney Westwood & Riegels includes the 8,185,763 shares payable to Mr. Wong if certain conditions are met and represents the total number of outstanding shares being registered pursuant to the Registration Statement (the actual number of outstanding share of the Company is 17,135,934).  Although such shares are considered outstanding under BVI law, it was contractually agreed among the parties to the business combination that the 8,185,763 escrow shares would not be considered outstanding and be without any rights until such time as they were eligible to be distributed under the terms of the escrow agreement.  Since such shares do not have any rights and would not be beneficially owned by any person (since no one has the ability to vote or dispose of such shares), the Company believed it was clearer to stockholders to not include such share in the number of outstanding shares.  The disclosure on pages 3, 16 and 73 has been revised to clarify the status of these shares.

The Offering, page 16

4.           We note your disclosure here and elsewhere in your prospectus that you are registering for resale “8,185,763 shares which may be issued to Mr. Wong Kung Tok if certain conditions are met, pursuant to the terms of the Acquisition Agreement.” Please clarify which acquisition agreement you are referring to, file the fully executed agreement as an exhibit to the registration statement, and describe the conditions that must be met before the subject shares will be issued to Mr. Wong Kung Tok. We may have further comments after reviewing your response.

In response to the Staff’s comments, the Company has clarified the acquisition agreement referred to on pages 16 and 36 and included a more extensive description of the conditions to receiving the contingent shares on pages 16, 68 and 78.  The acquisition agreement is listed as exhibit 4.1 to the Registration Statement.

Principal Shareholders, page 68

5.           We note from your prospectus cover page that you are registering for resale by Mr. Wong Kung Tok 4,221,792 shares that he currently holds and 8,185,763 shares that he may be issued upon satisfaction of certain conditions. Please clarify in your beneficial ownership table and by a footnote thereto whether Mr. Wong Kung Tok currently has beneficial ownership (as determined in accordance with Rule 13d-3 of the Exchange Act) over any of the shares that he may be issued upon satisfaction of the conditions to which you refer.

The disclosure on page 68 has been revised in accordance with the Staff’s comments.

Pamela A. Long March 15, 2010 Page 5

Selling Shareholders, page 76

6.           Please describe the transactions pursuant to which each selling shareholder acquired the shares that you are registering for resale.

The disclosure on page 77 has been revised in accordance with the Staff’s comments.

7.           With regard to Surmount Investments Group Limited, Top Plenty International Limited, Park Rise Holdings Limited, Aquila Capital (Asia) Ltd. and Dorset Management Corporation, please tell us whether each selling shareholder is a broker-dealer or an affiliate of a broker dealer.

•	For each of the aforementioned security holders that are broker-dealers, the prospectus should state that the security holder is an underwriter.

•
For each of the aforementioned security holders that are affiliates of a broker- dealer, the prospectus should state that (a) the security holder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the security holder cannot provide these representations, then the prospectus should state that the security holder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

The Company has been advised by each of Surmount Investments Group Limited, Top Plenty International Limited, Park Rise Holdings Limited, Aquila Capital (Asia) Ltd. and Dorset Management Corporation that such entities are not broker dealers or affiliates of broker dealers.

Item 9. Undertakings, page 11-3

8. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. In addition, please provide the full text of the undertaking required by Item 512(h) of Regulation S-K, as your current disclosure contains only the first sentence of this undertaking.

The disclosure on pages II-4 and II-5 have been revised in accordance with the Staff’s comments.

Pamela A. Long March 15, 2010 Page 6

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Very truly yours,

/s/ Giovanni Caruso
Giovanni Caruso
Partner